KB GLOBAL HOLDINGS LIMITED	No 3 Building of No 1 Jiali Construction Plaza FL 13, No.4th Central Road, Futian, Shenzhen Guangdong Province, 518000, People’s Republic of China

June 13, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Jacob Luxenburg

David Irving

Eric Envall

David Lin

Re:	KB Global Holdings Limited

Amendment No. 3 to Registration Statement on Form S-1

Filed May 9, 2022

File No. 333-261688

Dear Sir or Madam:

KB Global Holdings Limited (the “Company”) is filing amendment number 4 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) in response to your recent review letter addressed to Li Guo, Chief Executive Officer of the Company, dated May 24, 2022 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 3 to Form S-1 filed May 9, 2022

Cover Page

1. We note your revised disclosure in response to comment 5 and partially reissue the comment. It appears that there are clerical errors in your disclosure that "[y]our VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law may prohibit direct foreign investment in the operating companies where exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies." Please revise or advise.

We have revised the disclosure to address the clerical error.

Index to Financial Statements, page F-1

2. Pursuant to Rule 3-12 of Regulation S-X, please amend your filing to include audited financial statements for your fiscal year ended December 31, 2021. Also, refer to Rule 3- 12 of Regulation S-X for information regarding the inclusion of unaudited financial statements for the interim period ended March 31, 2022.

We have included both the December 31, 2021 and March 31, 2022 financial statements in the Amendment.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Li Guo
Li Guo